ICON OIL & GAS FUND

3 Park Avenue, 36th Floor

New York, New York 10016

VIA EDGAR

July 10, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall

Re:	ICON Oil & Gas Fund
Registration Statement on Form S-1
File No. 333-177051

Dear Mr. Schwall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ICON Oil & Gas Fund (the “Fund”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement on Form S-1 to 4:00 p.m. Eastern daylight time on July 10, 2012, or as soon as practicable thereafter.

Pursuant to your letter to the Fund of October 26, 2011, in connection with this request for acceleration of effectiveness, the Partnership acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ICON Oil & Gas Fund

By:	ICON Oil & Gas GP, LLC, Its Agent

	By:	/s/ Joel S. Kress
Joel S. Kress
Senior Managing Director

cc: Deborah S. Froling, Esq., Arent Fox LLP